UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Material Sciences Corporation

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

576674105
(CUSIP Number)

Privet Fund LP
Attn: Ryan Levenson
3280 Peachtree Rd NE
Suite 2670
Atlanta, GA 30305

With a copy to:

Rick Miller Bryan Cave LLP 1201 W. Peachtree St., 14th Floor Atlanta, GA 30309 Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 576674105	Page 2 of 7 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 872,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 872,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 872,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 576674105	Page 3 of 7 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 951,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 951,996
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 951,996
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 576674105	Page 4 of 7 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,581
	8	SHARED VOTING POWER 951,996
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 951,996
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 954,577
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 576674105	Page 5 of 7 Pages

SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission dated June 27, 2012, as amended on September 26, 2012, as amended on January 9, 2013, as amended on April 29, 2013, and as amended on May 15, 2013 (the “Schedule 13D”), with respect to the Common Stock, par value $0.02 per share (the “Common Stock”) of Material Sciences Corporation, a Delaware Corporation (the “Company” or “Issuer”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 3.                       Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

                 The aggregate purchase price of the 951,996 shares of Common Stock beneficially owned by the Privet Fund LP and Privet Fund Management LLC (collectively, "Privet") is approximately $8,018,438 not including brokerage commissions, which was funded with partnership funds of Privet Fund LP and with assets under separately managed accounts with Privet Fund Management LLC.  Privet Fund LP effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchanges rules, and the prime brokers' credit policies.  Mr. Levenson was granted 2,581 shares of restricted Common Stock by the Company as director compensation.

Item 4.                      Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 8, 2014, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Zink Acquisition Holdings Inc., a Delaware corporation (“Parent”) and Zink Acquisition Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Issuer (the “Merger”) with the Issuer continuing as the surviving corporation as a wholly-owned subsidiary of Parent.  Reference is made to Exhibit 2.1 to the Issuer’s Form 8-K filed on January 9, 2014.

In connection with the Merger Agreement, each of Frank L. Hohmann III ("Hohmann"), a member of the Board of Directors of the Issuer (the (“Board”), and Privet Fund LP and Privet Fund Management LLC have entered into a voting agreement (each, a “Voting Agreement” and, collectively, the “Voting Agreements”).  Privet beneficially own 951,996 shares of the Issuer's Common Stock, and Ryan J. Levenson, a member of the Board, is the managing member of Privet Fund Management LLC. Pursuant to each Voting Agreement, the stockholder party to such Voting Agreement has agreed to vote shares beneficially owned by such stockholder (and such stockholder has granted Parent an irrevocable proxy with respect to such matters):  (1) in favor of the adoption of the Merger Agreement and the approval of the Merger, (2) against any “acquisition proposal” (as defined in the Merger Agreement) or any other proposal made in opposition of the adoption of the Merger Agreement, and (3) against any agreement or action that is intended to, or that could reasonably be expected to, prevent, materially impede, interfere with or delay the consummation of the Merger. The Voting Agreements will terminate upon the first to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms, (c) the date of any material modification, waiver or amendment of the Merger Agreement that affects adversely the consideration payable to the Issuer’s stockholders pursuant to the Merger Agreement, and (d) the mutual written consent of Parent and the stockholder party thereto.

The foregoing description of the Voting Agreements is qualified in its entirety by reference to the Privet Voting Agreement, which is attached as Exhibit 99.1 hereto and is incorporated by reference, and the Hohmann Voting Agreement, which was filed as Exhibits 10.1 to the Issuer’s Form 8-K filed on January 9, 2014 and is incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 576674105	Page 6 of 7 Pages

Item 5.                      Interest in Securities of the Issuer.

Item 5 (a) is hereby amended and restated in its entirety to read as follows:

(a)             As of the date of this fiing, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons collectively is 954,577 shares (the "Shares"), or approximately 9.2% of the outstanding Common Stock of the Corporation (calculated based on information included in the Form 10-K filed by the Corporation for the yearly period ended November 30, 2013, which reported that 10,328,012 shares of Common Stock were outstanding as of January 6, 2014).

Item 6.                      Interest in Securities of the Issuer.

Item 6 is hereby amended to add the following:

        On January 8, 2013, Privet entered into the Voting Agreement defined and described in Item 4 above.  The Privet Voting Agreement is attached as Exhibit 99.1 hereto, and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.                      Material to Be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1
Voting Agreement and Irrevocable Proxy, dated as of January 8, 2014, among Zink Acquisition Holdings Inc., Privet Fund LP and Privet Fund Management LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Material Sciences Corporation on January 9, 2014).

SCHEDULE 13D

CUSIP No. 576674105	Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 21, 2014
PRIVET FUND LP

By: Privet Fund Management LLC,
Its Managing Partner

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

PRIVET FUND MANAGEMENT LLC

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

/s/ Ryan Levenson
Ryan Levenson